Video #1 - https://youtu.be/qBwLpXNqeGM

0:00

And if you think of engagement as a metric, it, it is a pretty flawed one.

0:04

I tend to have this mental exercise of, let's say you're walking down the street and somebody offers you cake from a nearby bakery.

0:12

Would you engage with it?

0:14

Would you try?

0:14

Probably.

0:15

Yes.

0:15

Right.

0:16

If they offered you kale from a local health store, you probably wouldn't engage with it right away.

0:21

But what do you want to consume more long term cake or kale?

0:25

And so there's a big difference, there's a big difference between what we engage with and what we actually want from ourselves.

0:32

Yeah.

Video #2 - https://youtu.be/TaQ4D7ibco0

0:00

Right.

0:00

So the most common way to incorporate for almost all startups is AC corporation, which is a type of structure.

0:08

Every state has one but most companies incorporate in Delaware.

0:12

And one of the identifying features of AC corporation is that all executives and founders and officers have a single fiduciary duty to maximize shareholder value, right?

0:23

And if they do anything that prioritizes a different value above that, they could potentially be sued by shareholders by investors for not maximizing shareholder value, shareholder value.

0:36

Right?

0:37

That presents a problem for a company like ours.

0:40

Because if we're trying to solve a major problem, if we are presenting ourselves to the world as the company that will focus on this and do whatever it takes to solve that problem, that puts those two values in conflict in some cases, right?

0:57

And so we wanted a legal way to actually say we're making money.

1:02

We are a for profit company, but we also really, really care about the quality of information people consume.

1:08

And we want to be able to prioritize both to an equal extent and the legal structure that allows you to do that is called the public benefit corporation in Delaware, other states might have different names for it.

1:21

But all it is is essentially an almost identical structure.

1:26

But the bylaws and the incorporation papers allow you to put an objective that benefits mankind in some way and to say that it has the same weight as shareholder value in the way that you're allowed to make decisions.

1:40

But everything that comes afterwards for legal pur for all legal purposes, it's essentially identical.

1:48

You mentioned B Corp in our conversation before B Corp is a separate third party certification that you can get after registering as a public benefit corporation by submitting your paperwork over the past two years to a different body.

2:03

It's kind of like certified organic, right?

2:05

So we're not the certified organic kind just yet, right?

2:09

For now, we're just trying to say we want to prioritize making good food and not just selling it for as much as possible.

Video #3 - Testimonials

0:01

Hey, how's it going?

0:02

My name is Chris.

0:03

I want to talk to you all about a new app that I just tried using, called other Web.

0:09

I'm a busy guy.

0:10

I have a full time day job.

0:12

I'm also running a business on the side and I like to have my news filtered no garbage, no junk directly to my phone where I can read it easily and quickly.

0:23

, other web gives you just that it filters out all the junk gives you up to date.

0:28

True, honest news and info.

0:31

You can filter it, you can set your own custom filters, you can add commentary.

0:36

and that's just the, the beginning.

0:38

Ultimately, the mission is keep it true.

0:41

Keep it honest, keep it accurate.

0:43

And they do just that.

0:47

Hi.

0:48

My name is Aaron mcdermott and I'm a big fan of all the work going on over at other web because I don't know if you've gone on the internet lately, but it's nuts out there.

0:56

There is so much noise and click bait and garbage when you're trying to search for something and when search engines first started, you know, just being able to find something remotely related to what you were searching for was amazing.

1:10

That was amazing technology, right?

1:12

But today, there's so much content out there that publishers are resorting to tricks and tactics to push their stuff to the top of the heap and to capture eyeballs that maybe otherwise if they didn't use those tricks wouldn't have gone to that content.

1:31

Search engines have not kept up with the times in enabling users to be able to filter that stuff out.

1:38

But other web has, they're creating A I filters that are not subjective, that are objective and tunable so that it gives the consumers more control over the content that they consume and filters out more of the noise.

1:57

Which is amazing.

1:59

I don't know how these A I filters work but I'm very impressed.

2:05

Hi, I'm Chris Moore, former head of growth at Mozilla and currently VP of growth at Brave the best private browser.

2:12

I'm also an adviser for other web.

2:14

I've decided to be an adviser for other web after just simply being disappointed with the current state of affairs with consumption of news and information online.

2:24

It's like everywhere you turn is just fake news and misinformation and most people are just really tired of that.

2:31

My hope is that other web is a solution to that problem and that you can read the news without all the mess.

2:40

Hi.

2:40

I recently used the other web website and I think it's very cool because it's user friendly and it's very easy to use.

2:47

Also, you can customize your news feed so that you can always see information that's relevant to you.

2:52

And you can avoid all the trash content that you don't want or simply content that's not relevant to you.

3:00

It's not just about news, commentary and podcasts.

3:03

There are also scientific studies courses and books for you to search and the information is timely high quality and junk free.

3:12

I highly recommend the other web to all the news readers out there.

3:19

Hey, I'm supporting Alex Fink and his other web fundraiser project.

3:24

I think what he's doing is amazing and he's taking on a huge challenge.

3:27

This is not an opportunity to miss out on.

3:30

You need to take this journey with me and with him, I've been an avid news reader my entire life and other web is by far the best news reading app I've found yet.

3:46

I love that.

3:47

It gives me an incredible diversity of sources and topics.

3:51

So I'm not seeing the same six or eight stories over and over again.

3:56

I love that it pays attention to the quality of the reporting and lets me filter by topic and I love that the summaries give me really the gist of the article.

4:09

So I don't necessarily have to read the whole article.

4:12

If I don't feel like it, I have been using other web app and I really like how easy it is.

4:21

So basically you are just choosing topics that you are most into and you're getting the whole feed Tyler, especially for you.

4:28

Besides that design is really simple.

4:32

So you can see all of the titles and you can just click into stuff you want to read about.

4:37

You are just getting summary over there and you can go and read more about it.

4:42

So thanks to that, you don't need to go through a lot of text.

4:46

It's a really nice alternative for people who are super busy and still wants to know what's going on around.

4:54

A lot of folks are getting too much sensationalism.

4:56

They're all worked up about what's going on in the world.

4:59

And that's because a lot of times they're getting news that is actually kind of manufactured.

5:04

I don't wanna say fake but kind of manufactured and it's sensationalistic.

5:08

It's got these, you know, scary titles and things that you think that the world's coming to an end and the other web is a lot more neutral on things.

5:16

And you're as a result, you're getting things in an unfiltered way and you're finding out what's going on, but you're not getting all riled up.

5:24

I like to, I'm one of these kind of advanced user people.

5:27

So I like to tweak around with the, with the sliders.

5:31

I like the sliders because now I can say, well, I don't really want to get too much entertainment news but I can get the technical stuff for the science news.

5:39

Maybe I'm interested in some things that are going on internationally.

5:42

Now, I can slide up the world news and, or slide them down.

5:45

That's really cool.

5:50

As for the company as a whole.

5:52

I believe in that too because I believe in Alex Fink. I had the pleasure of working with him as a colleague in hardware development and he's one of the most talented people.

6:01

I know he has amazing follow through his work is exceptional and everything he starts out to do and sets his mind to he finishes and it's great at the end.

6:13

So I know the same is going to be true for other web.

6:17

And beyond that, he's really passionate about this.

6:20

Like he's genuinely personally irked by all the garbage that's on the internet and it is his mission to fix that.

6:30

So any time that I see a start up with a really passionate founder, I know that's a huge marker for success beyond his personal attributes.

6:40

So I hope you'll join me in supporting other web in getting this task done of helping us sort through the garbage on the internet.

Video #4 - Main

0:00

The internet is saturated with low quality information.

0:03

Most of what people consume on social media and search engines and even in the news is the informational equivalent of junk.

0:10

We are constantly bombarded with superficial trivial and often false information because it generates clicks and views and publishers have little incentive to optimize for anything other than clicks and views.

0:20

The result is that many people have the illusion of knowledge.

0:23

While in reality, their head is often clogged with some clip bait article they read yesterday.

0:28

This is why we decided to build the other web.

0:30

People desperately need better inputs to make better decisions.

0:33

Here's what we think the future should look like.

0:35

Imagine we had an internet without click bait, eye catchers, auto playing videos, paywalls, partisan eco chambers or whatever else digital marketers can come up with next a place where you are the consumer and not the product, a place where you can get your daily information fixed without all the noise.

0:51

Imagine what the world would be like if everyone consumed information this way, how much easier it would be to communicate and find common ground with people.

0:59

How enormous the impact of this solution would be if you are interested in investing and being a part of this vision, click the red button right now and you'll be able to use a secure form to invest with us.

Video #5 - Investor panel

0:00

But let's jump straight into it.

0:01

So I'm going to spend maybe a few minutes just giving brief updates and then we'll go straight to questions.

0:07

So, first update you probably saw in our campaign page that we have a new advisor Rich Evans who formerly headed Facebook News.

0:15

that is no longer a product.

0:17

So he's a free agent now and he's going to be helping us.

0:20

He also worked before that at Sky News and at Yahoo News.

0:23

So that's a lot of industry experience that we hope to benefit from on the traction side, we've crossed the 600,000 monthly active user mark.

0:34

And in the investment side, we've now crossed 300 investors on we funder.

0:39

So we will soon be creating a community page, probably channel and Slack and maybe a few other tools that will actually allow all the investors to interact to give us ideas on what to add to our road map next.

0:52

And we will do our best to implement all the great ideas that come out of it in terms of the latest features.

0:58

So we've been experimenting quite a bit with usability lately to basically figure out how people use the product and what makes them enjoy using it more.

1:07

One of the really interesting and beneficial surprises that we found is that making all the fonts larger works surprisingly well and people love it.

1:16

I don't know if that means that our audience on average is older than the average social media, which is possible.

1:21

Or that people just use our app a lot while driving or while being in a meeting or something else like that.

1:28

But people love the larger funds, we see a spike in usage and in redemption.

1:31

So we'll probably stick with that and we will continue to develop the other option of listening to news instead of reading the text.

1:37

We've also recently trained an interesting new natural language processing model to classify articles by the emotions that they trigger in the reader.

1:46

And we think this will be especially interesting in terms of customizing the feed to what people want.

1:51

So we can now look at an article and the model would decide that this article is likely to enrage the reader or to depress the reader or to make the reader more hopeful or to be educational, right?

2:02

And depending on what types of articles the reader tends to swipe right on, we can try to show them more of the particular emotion that they tend to seek.

2:09

But at the same time, again, unlike other social media, let the reader actually customize it themselves and adjust the sliders just like they adjust everything else to tell us.

2:19

Give me slightly more hopeful stuff and less depressing stuff, for example, or maybe the next day that same reader will decide to do the opposite and seek more depressing items.

2:29

So it's up to the reader to decide and we just want to give as many tools as possible to control.

2:33

So expect that feature roll out in about a week and we have a few more things cooking that I'm not quite ready to announce yet, but they're coming.

2:40

So with that said, this is pretty much everything I have and I want to open the floor to anyone who wants to ask questions.

2:46

Shane, if you see any questions or if you receive any questions by private chat, please feel free to jump in and read them and everybody here, if you want to post a question, then please either send it to Shane or to me by private chat or post it directly here in the comment section.

3:03

Yeah, so we do have one question right now.

3:06

Can you explain how safe notes work?

3:09

How do I calculate my return on investment?

3:12

Right.

3:12

So first of all, let me start with the purpose for safe Notes as I know it historically.

3:17

So the problem with direct investment in startups is that it requires a lot of paperwork and it puts a valuation on the company which then changes the way that options are priced, it changes everything going forward.

3:28

So what startups started doing at some point at early stages is using contracts instead of actually selling shares at least until they get large enough that they can afford the legal fees of big price rounds.

3:42

And so the first of those instruments was the convertible note where it was essentially a debt obligation that converted into shares in the next round.

3:50

And then Y Combinator looked at that and said, but why do you want the debt component to it?

3:55

It makes no sense.

3:56

Nobody is looking to get paid back here.

3:57

Everybody just wants a large return on their investment from the stock.

4:01

And so the safe note is an evolution of that.

4:03

Now, if we dive into what the safe note is, essentially, it's a contract between the investor and the company that says that upon a qualifying event, which is typically the next round of investment that the company raises that investment that the investor made is going to get converted into stock on particular terms.

4:19

And the main term in a safe note is typically the valuation cap.

4:24

So in our case for the early birds, it was 6 million, for example, which means that whether we raise our round, our next round at 6 million at 15 at 100 it doesn't matter that investor converts as if the valuation at that round is six.

4:37

So it's not quite the same as putting a valuation of 6 million on the company today.

4:41

Rather, it's the best of both worlds.

4:43

If it's more than six, the investor will convert at six.

4:46

If it's less than six, the investor will convert at whatever it happens to be 432, doesn't matter.

4:51

So it's the lesser of those two numbers.

4:54

And that is probably the best way to calculate the return on investment.

4:57

So if you invest at, let's say $1000 at $6 million cap, right?

5:03

And then the company gets sold for 6 billion, your return is going to be 1000 to 1, right?

5:09

It's going to be whatever the valuation is at the end divided by the cap.

5:12

Now, that's assuming there are no rounds in the process.

5:15

So I've gotten some questions about the price per share and I think that's almost oh inefficient way to look at it because you'll have to convert it into a fraction of the company eventually anyway, because we're going to issue more shares later in the big investment trends.

5:31

And so instead of looking at the price per share, it makes more sense to just look at the valuation cap and to use that as the denominator for ro I thank you for that.

5:40

OK.

5:41

We got another question that came in.

5:42

Are you competing with Chat GVT and Bard?

5:46

Yeah, I've been getting that one a lot from journalists because they think that anything that uses A I is a competitor of everything else that uses A I.

5:52

the reality is that first of all, we're not even the same kind of A I, right?

5:56

They are generative and they have an unsupervised models trained on essentially the entire world.

6:01

Whereas we mostly use small kind of mission specific supervised models and we don't generate anything, we just evaluate existing content and classify things.

6:09

So the toolkit is different even though it falls in the same broad category, but also the application is different.

6:14

So most people use GP T or bar to generate stuff for them.

6:19

We tend to use A I to evaluate or filter things to essentially perform the work of a newspaper editor, right?

6:26

To look at an article and decide whether or not it violates some basic rules of journalism.

6:30

And so it's not quite the same application.

6:33

In fact, to some extent, we might be in an arms race with them because people are going to use charge GP T to generate a whole bunch of junk and we need to become better at detecting that kind of junk and filtering it out.

6:46

Awesome.

6:47

We got another question that just came in.

6:49

What is your exit strategy?

6:52

Right.

6:52

So that's always a tough question when you're building a startup at the early stages because plans tend to get disrupted a lot in this industry.

7:00

It's kind of hard to predict how things go.

7:01

So in general our focus right now is just to increase the value that we give to users and to increase the value of the company.

7:08

Now, obviously, investors only make money if we sell the company or if we make an IP L.

7:14

So those are the two exit strategies that benefit everyone, including us, the founders, including the investors.

7:20

Between those two, I can't say that we have a strong preference.

7:23

We would generally accept any acquisition offer that is for an amount that is higher than our actual value right now because that benefits everyone.

7:32

And at every stage that will still be true.

7:34

If we manage to raise investments and become very large, large enough to justify an IP O, then we'll have an IP O.

7:40

But I don't personally have a preference between those two routes, especially if an acquisition offer arrives from a company that is ideologically aligned, that is also trying to do some good in the world and not just maximize the user's attention, let's say, then that will be a pretty easy fit.

7:57

There's one special kind of potential acquisition offers that I think we might prioritize over others just because of our mission, right, our mission is to improve the quality of information that people consume and the more people we can reach the better we are at achieving that mission.

8:14

And so if right now, we have the most innovative technology in the space, but we don't have that many users yet only 600,000 or so.

8:21

Right.

8:22

But there are some companies out there with very large distribution but essentially a decaying model for generating the content.

8:29

But if we can marry the two together, if we can band together with some old school media company that has a lot of eyeballs and no tech and we have all the tech but few eyeballs so far, then I think that might be a very interesting strategic kind of merger.

8:41

So those are the possible outcomes here, but we don't have a strong preference for one or the other.

8:47

We just want to build as much value as we can and then exit in the best way possible.

8:52

Got it.

8:53

OK.

8:53

We just had a question come in right now.

8:55

What is other web going to look like in three years, both as a product and a business?

9:00

So I would say, first of all, on the platform that you see right now, the product itself, it's going to continue to evolve and whatever the feedback from users tells us it's going to involve in, right?

9:09

We have the mission, we're trying to build a product that promotes that mission as much as possible.

9:13

But ultimately, it's the users ideas and the users' feedback that is going to tell us what works and what doesn't.

9:20

So we're watching the statisticss every day and we're trying to do things that actually improve the benefit that people get because that gets reflected on how much they use the product and how they use the product.

9:31

We hope that it will become a larger information plat platform that aggregates more and more types of content and that people start using it for more and more different applications.

9:41

We want to go beyond just news.

9:43

That's why we included research studies and commentary and podcasts and many other things because ultimately, we want to improve all the, all the information that people consume.

9:51

Not just the news.

9:52

Now, outside of that, if you look at our core technology, it is evaluating content and specifically evaluating content quality.

9:59

And not only is that not specific to just news, it's not specific to just the consumption side of things.

10:05

And so if you think about information, there's typically a creator, there's a distributor, there's a con consumption tool like an app and then there's a way to monetize it all four of these stages, I think could benefit from being able to evaluate content.

10:19

And so right now, we're focused on the consumption side, the app or the browser in which the user is consuming it.

10:25

But I can definitely see us within the next three years, creating some products for the other steps in this process.

10:30

Do specific things that I wish we had the resources for, but we have to wait a little bit until we do is I would like to create a data stream for advertising networks that actually allows advertisers to make the amount that they're willing to pay per click or per view scalable in a way that is dependent or linear on the quality of the page that the ad will appear on, right?

10:51

So they can say instead of I'm willing to pay 50 cents C PC, they will say I'm willing to pay between zero and $1 C PC depending on the quality score of the page, right?

11:02

That is one thing that we think will, first of all be very useful to advertisers right now, all they have is binary selectors of, does this fit my advertising criteria or does it not fit my advertising criteria?

11:12

But this would allow them to be much more granular in how they select where their ads appear.

11:16

But second, it will also create a serious incentive for content creators to create better content.

11:21

So that's a product we definitely want to create as soon as we have the resources to actually create, create it.

11:26

Another product that we were definitely already almost writing the documentation for and just didn't pull the trigger on yet is a kind of grammar like tool for the people creating the content.

11:37

So if we know how to evaluate and filter things out on the consumer side, then the person creating the content would definitely want to know what will get filtered eventually by consumers.

11:46

And so giving them that real time feedback of this looks like a Clickbait headline, you might want to be slightly more precise in the language you use.

11:54

That would be very useful to the editors, to the journalists, et cetera.

11:58

So you can expect those to, to come out in the next year or two.

12:02

I think it wouldn't even take three years to get there.

12:05

Awesome.

12:06

OK.

12:06

So we got another question in the US is very polarized right now.

12:10

Would people trust you to be nonpartisan or will you have to align with the left or the right at some point?

12:17

So we definitely have no interest to align ourselves with either political stance.

12:20

We want to stay as ali as possible.

12:22

Now, would people trust us as an interesting question?

12:25

It's pretty hard to get people to trust you at this point.

12:28

And so we have to do a lot more than others to earn people's trust.

12:32

That's why we registered as a public benefit corporation.

12:34

So people can actually trust that we have a mission that is just as important as making money, right?

12:39

Most companies don't do that.

12:40

And so when they articulate a mission, you know, it's just there for pr purposes.

12:44

But if it starts conflicting with maximizing time on site and maximizing time on cycles, so we wanted that mission to actually be legally binding inside.

12:52

And at the same time, that's also why we opened our models to the world and our data set.

12:57

So people can look at it and know that we're not embedding any biases in there.

13:01

I think we may need to do even more going forward.

13:04

But at least those are two things that we do and others don't because we want people to be able to trust us and because we know it's not a trivial request to make of somebody in this world to just trust us because we're new.

13:16

Right.

13:16

People don't trust new news outlets.

13:18

In fact, they tend to trust the older ones.

13:20

And so we have to go out of our way to really be different.

13:25

All righty.

13:26

And we have one more question says I've been using your app for a few days and the news quality is very good.

13:32

But I find the, the design to be a bit unexpected.

13:35

Do you really think that a serious news app should be designed like a Tinder for news?

13:40

What are your thoughts on that?

13:41

Alex?

13:42

Yeah.

13:42

So that tender idea was an experiment originally, right?

13:45

We didn't start out with that.

13:46

But actually it got on really well.

13:48

So it's true that Tinder were the first ones that came up with this kind of approach.

13:52

But if you just think about the basics of that design, it matches what we're trying to achieve really, really well.

13:56

So what we were trying to achieve is get some feedback from users on what interests them specifically, right?

14:03

And today, the way that most social media and media in general do that is by looking at the user interaction with the content and trying to infer from that what the user preferences.

14:13

So if they look at the content for slightly longer or if they scroll further down, or if they share it, then it must mean that they want to see more of this kind of content.

14:21

But that inference might be wrong, in fact that inference might prioritize the wrong things like content that triggers strong emotions is going to score higher if that's how you evaluate what the users like.

14:31

And so over time, you will end up showing that user more and more things that trigger strong emotions.

14:35

But that is not what the user wants to see.

14:36

That is not what benefits the user, right.

14:38

So we want to want it to be as direct as possible and just ask people the question.

14:42

Did you find this interesting or was this boring to you?

14:45

And in fact, we want it to be even more precise.

14:47

And if you look at how we describe those swipes, right and left, right.

14:50

We didn't say like it or dislike it.

14:51

We said interesting or boring because if you like the particular opinion that an article expresses, that's not a good reason to swipe.

15:00

Right.

15:01

Right.

15:01

We want swipe right to mean interesting topic.

15:04

Show me more on this topic.

15:05

So that is also how the design is implemented on the back end.

15:08

We classify articles into topics and when you swipe in a particular direction.

15:12

We increase your affinity to that topic and not to the opinion of the article.

15:16

So that design just came out directly out of what we wanted.

15:20

We wanted people to tell us.

15:22

This is interesting.

15:23

This is boring.

15:24

We tried it with buttons under the headline, we saw that only a small percentage of people click on the buttons.

15:31

And so then the next step was all right, if it's not a button because buttons are optional.

15:36

How do we make it not optional?

15:37

But at the same time, not a hassle.

15:39

Right.

15:39

And it seems like just swiping the article somewhere.

15:42

Well, it's just as much effort as scrolling down but it essentially forces the user to give us the feedback on what they like or what interests them.

15:50

And so it works really well.

15:51

We see that users actually use that correctly.

15:54

The affinities of every user to every topic are completely different.

15:57

And even I, when I just started using that design before it was rolled out to everybody else.

16:01

Just on the test version, I pretty quickly saw the app converge to my interest and start showing me more on the topics that I want to see and much less on topics that I'm not interested in.

16:11

Like entertainment or sports.